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Exhibit 10.13

                  WRITTEN DESCRIPTION OF DIRECTOR COMPENSATION
              PURSUANT TO ITEM 601(b)(10)(iii)(A) OF REGULATION S-K

For 2005, the Board of Directors of Bank of Granite Corporation (the "Company") approved changes in the Company's director fees, as recommended by the Board of Director's Nominating and Corporate Governance Committee. Under the 2005 fee arrangement, director fees will be paid only to nonemployee directors. Each nonemployee director will be paid a retainer in the amount of $7,500 per year and a fee for each Board or committee meeting attended in the amount of $250. Committee chairpersons will receive $400 for each committee meeting they conduct in lieu of the $250 meeting fee paid to the other directors in attendance. Directors will continue to receive a reimbursement for miles traveled to meetings at the Company's standard mileage reimbursement rates, which are consistent with those set by the Internal Revenue Service.